Decarbonization Plus Acquisition Corporation III

2744 Sand Hill Road, Suite 100

Menlo Park, CA 94025

March 15, 2021

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Decarbonization Plus Acquisition Corporation III
Registration Statement on Form S-1
Filed February 12, 2021, as amended on March 1, 2021
CIK No. 0001844862

Ladies and Gentlemen:

Set forth below are the responses of Decarbonization Plus Acquisition Corporation III (the “Company,” “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated March 11, 2021 and orally on a telephone call between the Staff and the Company’s Chief Financial Officer on March 11, 2021, with respect to the Company’s Registration Statement on Form S-1, File No. 333-253094, filed with the Commission on February 12, 2021, as amended by Amendment No. 1 to the Company’s Registration Statement on Form S-1, File No. 333-253094, filed with the Commission on March 1, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For your convenience, the Company’s response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified.

Form S-1 filed February 12, 2021 and Form S-1/A filed March 1, 2021

General

1.

We note that you have granted the underwriters an over-allotment option to purchase up to an additional 5,250,000 units, which consist of 5,250,000 shares of Class A common stock and 1,000,000 warrants, as disclosed in Note 2 to the fee table. However, it appears that the number of warrants here appears incorrect, based upon your disclosure elsewhere that each unit consists of one share of your Class A common stock and one-third of one warrant. Please revise or advise.

Securities and Exchange Commission

March 15, 2021

RESPONSE: We have revised Note 2 to the fee table to clarify that the 5,250,000 units subject to the underwriters’ overallotment option consist of 5,250,000 shares of Class A common stock and 1,750,000 warrants.

Dilution, page 70

2.	Please revise to disclose the immediate dilution to public stockholders from this offering. Refer to Item 506(c) of Regulation S-K.

RESPONSE: We have revised our disclosure in the Dilution section on page 70 of the Registration Statement to include the immediate dilution to public stockholders from this offering.

Experts, page 154

2.

Please revise to remove the reference to the explanatory paragraph in the auditor’s report relating to substantial doubt about the Company’s ability to continue as a going concern as this language is missing from the auditor’s report.

RESPONSE: We have revised to remove the reference to the explanatory paragraph in the auditor’s report relating to the substantial doubt about the Company’s ability to continue as a going concern.

*****

Securities and Exchange Commission

March 15, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact E. Ramey Layne or Brenda K. Lenahan of Vinson & Elkins L.L.P. at (713) 758-4629 or (212) 237-0133.

Very truly yours,

Decarbonization Plus Acquisition Corporation III

By:	/s/ Erik Anderson________________
Name:	Erik Anderson
Title:	Chief Executive Officer

Enclosures

cc:	E. Ramey Layne, Vinson& Elkins L.L.P.
Brenda K. Lenahan, Vinson & Elkins L.L.P.
Derek Dostal, Davis Polk & Wardwell LLP
Deanna L. Kirkpatrick, Davis Polk & Wardwell LLP